

December 18, 2009

Mr. Vasant K. Jain
Chief Financial Officer
Energy Quest Inc.
850 South Boulder Hwy., Suite 169
Henderson, Nevada 89015-7564

> **Re:** **Energy Quest Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **File No. 000-28305**

Dear Mr. Jain:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of business, page 7

1. We understand that you have entered into non binding letters of intent for potential joint venture projects with Vilma Enterprise, Willow Industries and Etanol del Pacifico Sur, S.A. We note that disclosures in your Form10-Qs filed subsequently in 2009 do not provide any updates regarding these potential deals. Please note that developments related to any significant contracts should be disclosed in your subsequent periodic reports.

Controls and Procedures, page 16

2.   Please note that your conclusion regarding the effectiveness of your disclosure controls and procedures should explicitly state whether your disclosure control controls and procedures were effective or ineffective as of December 31, 2008. Additionally, any representation of the definition of disclosure controls and procedures that you include should encompass the complete definition set forth in Rule 13a-15(e) of Regulation 13A.

Financial Statements

Statement of Cash Flow, page F-4

3.   We note that your statement of cash flows indicates that you have written off restricted cash of $80,000 during the year ended December 31, 2008. Please explain the circumstances under which you did not have custody of the restricted cash and how you determined that it was impaired, providing detail information about the facts and circumstances that led to this conclusion.

Note 8 – Common Stock, page F-7

4.   We note that your Consolidated Statement of Changes in Stockholder's Equity shows that you issued 2,982,021 shares of common stock to settle debt during 2008. However, your disclosure at Note 8(c) states that you had not issued the shares as of December 31, 2008. Other disclosures at Note 8(a) and 8(b) also indicate that you have treated certain shares as outstanding as of December 31, 2008 which had not been issued as of the balance sheet date.

We understand that in each of these cases you have reflected the shares as outstanding due to a legal obligation existing at the balance sheet date. Please tell how you determined that these shares should be presented as outstanding and why the obligations should not be accounted for as liabilities given their contractual nature, and cite the specific accounting literature that you have relied upon.

Exhibit 31.1 and 31.2

5.   We note that in paragraph 4(d) of your annual certifications, you refer to "the period covered by the quarter report" as opposed to "the registrant's most recent fiscal quarter". Please revise your certifications to include the correct representations to comply with Item 601(b)(31)(i) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief